

November 22, 2013

<u>Via E-mail</u>
Derek Peterson
Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

> **Re:** **Terra Tech Corp.**
> **Registration Statement on Form S-1**
> **Filed October 28, 2013**
> **File No. 333-191954**

Dear Mr. Peterson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

<u>Registration Statement Fee Table</u>

1.   We note that you are registering up to 19 million shares of your common stock for resale under your equity line purchase agreement and that you previously registered up to 10,085,259 shares of your common stock for resale under the same equity line purchase agreement on your registration statement on Form S-1 (333-188477) that was declared effective on September 30, 2013. Based on the aggregate number of shares being registered for resale on your current registration statement and for resale on your prior registration statement relative to the number of outstanding shares held by non-affiliates, please tell us why the current offering can proceed as an at-the-market offering since you are not registering the offering as a primary offering on Form S-3.

Prospectus Summary

The Offering – Common Stock Outstanding Before the Offering, page 9

2.   The number of shares you show as outstanding before the offering, and the number of shares you used for the calculation in footnote 1 to the table on page 24, and the number of shares you show on page 35 as issued and outstanding on October 23, 2013, does not reconcile to the number of shares of common stock you disclose as issued in footnote 1 to the table that appears on page 47. Please advise and revise your disclosure as appropriate.

The Offering – Common Stock to be Outstanding After the Offering assuming all of the Securities are Resold, page 9

3.   If true, please revise to clarify that this number assumes the conversion and exercise of all of your currently outstanding preferred stock, warrants and debentures, etc. into shares of your common stock.

Purchase Agreement, page 9

4.   Please show us how you calculated the 10.8% figure in the first paragraph of this section.

5.   With regard to your disclosure in the second paragraph of this section, please show us how you calculated that if you put the entire 19 million shares of common stock to Hanover Holdings at $.07 per share that you would be able to receive up to $5 million in gross proceeds under your equity line or revise your disclosure as appropriate.

6.   With respect to your disclosure in the fourth paragraph of this section, it appears that the thirty-six month period during which you can put shares to Hanover Holdings commenced when your registration statement on Form S-1 (333-188477) went effective on September 30, 2013. Please advise or revise your disclosure as appropriate. Please also reconcile your disclosure here as to a thirty-six month period under the equity line with your disclosure on your prospectus cover page and elsewhere in your filing that you are eligible to put securities to Hanover Holdings under the Purchase Agreement for a sixteen-month period.

7.   We note that neither your disclosure in this section nor in any other portion of your prospectus refers to the concurrent resale offering of your shares registered on your registration statement on Form S-1 (333-188477) that was declared effective on September 30, 2013 that relate to the same equity line. Please revise your disclosure in this section and your similar disclosure throughout your filing as appropriate. As a related matter, please tell us how you contemplate updating the disclosure in the prospectus in your registration statement on Form S-1 (333-188477) that was declared

effective on September 30, 2013 to reflect the offering proposed by your current registration statement.

8.   It appears from the press release you issued on October 15, 2013 that you may have begun to drawn down under your equity arrangement. Please update your disclosure as appropriate.

9.   Please tell us why you have used the defined term "Debenture Shares" in the fourth paragraph on page 10, on page 23 and on page 25 of your prospectus.

Use of Proceeds, page 22

10.   We note your disclosure that you may receive up to aggregate gross proceeds of $5,000,000 if all shares of common stock are sold. It would appear, however, that you would receive substantially less than $5,000,000 if you sell your shares to Hanover at a discount to the current market price of your common stock. Please revise your disclosure in this section and the similar disclosure in the other portions of your filing as appropriate.

Authorized and Outstanding Securities, page 28

11.   Please fill in the blank in this section.

Debentures, page 29

12.   Please tell us how you determined that you have outstanding debentures to purchase 225,458,281 shares of your common stock. Please also tell us why the purchase price for the debentures has decreased since your last registration statement on Form S-1 that went effective on September 30, 2013.

Interests of Named Experts and Counsel, page 32

13.   We note that your legal counsel holds an additional 200,000 shares of your common stock as compared to your disclosure in your registration statement on Form S-1 that went effective on September 30, 2013. Please provide all information required by Regulation S-K Item 701 in Item 15 of Part II of your registration statement, including, as appropriate, with respect to any shares issued to your counsel.

Description of Business, page 32

14.   We note that your disclosure in this section does not mention the business you conduct through your Edible Garden subsidiary. Please revise your filing to include all of the disclosures required by Item 11 of Form S-1.

Security Ownership of Certain Beneficial Owners and Management, page 47

15.   We note your disclosure in footnote 1 to the table that as of the date of the prospectus you have 123,577,646 shares of common stock issued. We also note that in your registration statement on Form S-1 filed that went effective on September 30, 2013 you disclosed in this same section that you had 92,973,395 shares issued as of September 23, 2013. Since we do not see any disclosure regarding issuances of shares of common stock in your recent developments section, the subsequent events footnote to your financial statements, or under Item 15 of Part II to your registration statement, or in any Securities Act or Exchange Act filings made since September 23, 2013, please tell us how the number of shares of common stock issued has increased since September 23, 2013.

Financial Statements

16.   Please revise to include updated financial statements and related disclosures in your filing as required by Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any questions.

        Sincerely,

        /s/ Amanda Ravitz

        Amanda Ravitz
        Assistant Director

cc (via e-mail): Thomas Puzzo, Esq.